September 6, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Raymond Be

Re:	Litman Gregory Funds Trust (the “Registrant”)

File Nos. 811-07763; 333-10015

Dear Mr. Be:

On behalf of the Registrant, the following is the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided orally via conference call on August 1, 2018 with regard to the Registrant’s Registration Statement on Form N-1A (Accession Number: 0001193125-18-194038) filed with the SEC under Rule 485(a) of the Securities Act of 1933, as amended, to register the Litman Gregory Masters High Income Alternatives Fund (the “Fund”), a new series of the Registrant. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus Comments:

1.    Staff Comment: The Staff notes that the target asset allocation range of the Option Income Strategy is 10-20%. The Staff further notes that the remainder of the Fund’s investment portfolio seems to largely consist of equity and debt securities. Please explain why the Registrant believes that the use of the term “Alternatives” in the Fund’s name is appropriate and consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Names Rule”), and the Staff’s guidance contained in footnote 30 to the Names Rule’s proposing release (Release No. IC-22530; File No. S7-11-97 (February 27, 1997)).

Response:    The Fund seeks to generate a high level of current income from diverse sources. The Fund is designed to offer its shareholders an alternative to traditional fixed income securities by allowing the investment managers the flexibility to invest in a wide variety of income producing instruments. The investment managers are not constrained geographically, by economic sector, instrument type or investment rating and may invest in investment grade and below investment grade corporate bonds, bank loans, asset back securities, agency and non-agency residential and commercial mortgage backed securities. The Fund has the flexibility to invest without limitation in below investment grade fixed income securities. Further, the Fund’s sub-advisors may also write options, invest in derivatives, including, without limitation, options, futures contracts, participatory notes and swaps. Other non-traditional investments of the Fund include investments in business development companies, mortgage real estate investment trusts, master limited partnerships, exchange-traded funds and closed-end funds. The Registrant respectfully submits that the term “alternatives” connotes a type of investment strategy that is expected to differ from more conventionally named strategies, and does not suggest a focus on a particular type of investment. The Registrant considers this use of this term in the name to be appropriate and consistent with the spirit of the Names Rule, as well as being consistent with how that term is being used by other open-end investment companies.

2.    Staff Comment: Please revise the last two sentences in footnote 2 to the Annual Operating Expenses table regarding recoupment of amounts waived or reimbursed by the Advisor to clarify that the Advisor (i) may provide notice of its intention to terminate its agreement to waive a portion of its advisory fees prior to April 30, 2020, but that it may not terminate such agreement prior to April 30, 2020 and (ii) has waived its right to receive reimbursement of the portion of its advisory fees waived, but has not waived its right to receive reimbursement of other expenses the Advisor may have incurred.

Response:    The Registrant has amended the disclosure as requested.

3.    Staff Comment: In the seventh paragraph under the Principal Investment Strategies section, please clarify or explain what is meant by the “domain expertise” of the sub-advisor that manages the equity income strategy.

Response:    The Registrant has deleted the word “domain.”

4.    Staff Comment: In the seventh paragraph under the Principal Investment Strategies section, please describe the process or strategy by which the sub-advisor avoids mistakes or picks winners, rather than simply stating that the sub-advisor intends to avoid mistakes or pick winners.

Response:    The Registrant has amended the disclosure as requested.

5.    Staff Comment: In the eighth paragraph under the Principal Investment Strategies section, please briefly explain the concept of duration.

Response:    The Registrant has amended the disclosure as requested.

6.    Staff Comment: In the Principal Investment Risks section, please use plain English in the latter part of the description of Options Risk.

Response:    The Registrant has amended the disclosure as requested.

7.    Staff Comment: In the Principal Investment Risks section, please note that certain closed-end funds, in addition to BDC’s, may trade at a discount.

Response:    The Registrant has amended the disclosure as requested.

Statement of Additional Information Comments:

8.    Staff Comment: Under the section Additional Portfolio Manager Information – Material Conflicts of Interest, please confirm that the disclosure relating to conflicts of interest for Ares Management, LLC is applicable with respect to it serving as the Fund’s sub-advisor.

Response:    The Registrant has amended the disclosure.

If you should have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President

cc:	J. Coughlan, Litman Gregory Fund Advisors, LLC

D. Hearth, Paul Hastings LLP

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